April 28, 2011

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	GuideStone Funds-

Conservative Allocation Fund, Balanced Allocation Fund, Growth Allocation Fund, Aggressive Allocation Fund, Conservative Allocation Fund I, Balanced Allocation Fund I, Growth Allocation Fund I, Aggressive Allocation Fund I, Money Market Fund, Low-Duration Bond Fund, Medium-Duration Bond Fund, Extended-Duration Bond Fund, Inflation Protected Bond Fund, Global Bond Fund, Equity Index Fund, Real Estate Securities Fund, Value Equity Fund, Growth Equity Fund, Small Cap Equity Fund, International Equity Fund, MyDestination 2005 Fund, MyDestination 2015 Fund, MyDestination 2025 Fund; MyDestination 2035 Fund; MyDestination 2045 Fund.

  File Nos. 333-53432; 811-10263

  Post-Effective Amendment No. 29

Ladies and Gentlemen:

We have acted as counsel to GuideStone Funds (“Fund”) in connection with the preparation of Post-Effective Amendment No. 29 to the Fund’s Registration Statement on Form N-1A (the “Amendment”), and we have reviewed the disclosure that we understand will be contained in the Amendment when it is filed with the Securities and Exchange Commission.

Pursuant to paragraph (b)(4) of Rule 485 under the Securities Act of 1933, we represent that, based on our review and our assessment of the disclosure changes being effected by the Amendment, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

Very truly yours,

/s/ K&L Gates LLP